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Exhibit 99.6

CONSENT OF INDEPENDENT ACCOUNTANTS

        We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (File No. 333-14148), on Form F-9 (File Nos. 333-120133 and 333-106592) and on Form S-8 (File Nos. 333-121500, 333-131715 and 333-135769) of Barrick Gold Corporation (the Corporation) and the Registration Statements on Form F-9 of Barrick Gold Finance Company (File No. 333-120133-01) and on Form F-9 of Barrick Gold Inc. (File Nos. 333-120133-02 and 333-106592-01) of our report dated February 20, 2008 relating to the Corporation's consolidated financial statements and the effectiveness of internal control over financial reporting which appears in the Corporation's Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 27, 2008

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  Exhibit 99.6
CONSENT OF INDEPENDENT ACCOUNTANTS